

















Chad Briggs · 2nd

Chief Financial Officer at Bridge Investment Group

Sandy, Utah, United States · Contact info

500+ connections

Ryan Higgins is a mutual connection

Connect | Message | More

Bridge Investment Group

University of Utah - David Eccles School of Business

Highlights

1 mutual group

You and Chad are both in Residential Real Estate Cashflow Investing & Finance

Activity

1,346 followers

Chad Briggs commented on a post • 2mo

Congratulations Jonathan!

Activity

1,346 followers

Chad Briggs commented on a post • 2mo

Congratulations Jonathan!

Chad Briggs commented on a post • 6mo

Congratulations Corey!

Chad Briggs commented on a post • 7mo

Congratulations and well deserved!

Show all comments →

Experience

Bridge Investment Group

12 yrs 9 mos

- **Retired Chief Financial Officer**
  Full-time
  Jun 2022 - Present · 1 yr 3 mos
  Salt Lake City, Utah, United States

- **Chief Financial Officer**
  Jan 2013 - Present · 10 yrs 8 mos
  Salt Lake City, Utah

- **Chief Financial Officer**
  Dec 2010 - Present · 12 yrs 9 mos

Chief Financial Officer
Dec 2010 – Present · 12 yrs 9 mos
Salt Lake City, Utah



VP & CFO
Digital Draw Network
Dec 2005 – Jun 2010 · 4 yrs 7 mos



Theratech Inc.
10 yrs 1 mo

Controller
1990 – 2000 · 10 yrs

Controller
1990 – 2000 · 10 yrs

Education



University of Utah - David Eccles School of Business
Bachelors Of Science, Accounting
1977 – 1985